Filed by Energy Transfer LP pursuant to Rule 425 under the Securities Act of 1933 Subject Company: SemGroup Corporation Commission File No.: 001-34736 Date: November 20, 2019 ENERGY TRANSFER Investor Presentation November 2019Filed by Energy Transfer LP pursuant to Rule 425 under the Securities Act of 1933 Subject Company: SemGroup Corporation Commission File No.: 001-34736 Date: November 20, 2019 ENERGY TRANSFER Investor Presentation November 2019

FORWARD-LOOKING STATEMENTS / LEGAL DISCLAIMER Management of Energy Transfer LP (ET) will provide this presentation to analysts and/or investors at meetings to be held throughout November 2019. At the meetings, members of management may make statements about future events, outlook and expectations related to Panhandle Eastern Pipe Line Company, LP (PEPL), Sunoco LP (SUN), USA Compression Partners, LP (USAC), Energy Transfer Operating, L.P. (ETO) and ET (collectively, the Partnerships), and their subsidiaries and this presentation may contain statements about future events, outlook and expectations related to the Partnerships and their subsidiaries all of which statements are forward-looking statements. Any statement made by a member of management of the Partnerships at these meetings and any statement in this presentation that is not a historical fact will be deemed to be a forward-looking statement. These forward-looking statements rely on a number of assumptions concerning future events that members of management of the Partnerships believe to be reasonable, but these statements are subject to a number of risks, uncertainties and other factors, many of which are outside the control of the Partnerships. While the Partnerships believe that the assumptions concerning these future events are reasonable, we caution that there are inherent risks and uncertainties in predicting these future events that could cause the actual results, performance or achievements of the Partnerships and their subsidiaries to be materially different. These risks and uncertainties are discussed in more detail in the filings made by the Partnerships with the Securities and Exchange Commission, copies of which are available to the public. The Partnerships expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity, is subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels. Forward-Looking Statements This presentation includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Energy Transfer LP (“Energy Transfer” or “ET”) and SemGroup Corporation (“SemGroup” or “SEMG”) cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Energy Transfer to successfully integrate SemGroup’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by Energy Transfer and SemGroup with the Securities and Exchange Commission (the “SEC”), which are available to the public. Energy Transfer and SemGroup undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It In connection with the proposed transaction, ET filed with the SEC a registration statement on Form S-4, including a proxy statement/prospectus. SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY. The registration statement on Form S-4 was declared effective by the SEC on October 30, 2019, and the definitive proxy statement/prospectus was delivered to security holders of record of SemGroup as of October 25, 2019. These documents, and any other documents filed by Energy Transfer and SemGroup with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of Energy Transfer or SemGroup. Participants in the Solicitation Energy Transfer, SemGroup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of Energy Transfer is contained in Energy Transfer’s Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019. Information regarding the directors and executive officers of SemGroup is contained in SemGroup’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities 2 shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.FORWARD-LOOKING STATEMENTS / LEGAL DISCLAIMER Management of Energy Transfer LP (ET) will provide this presentation to analysts and/or investors at meetings to be held throughout November 2019. At the meetings, members of management may make statements about future events, outlook and expectations related to Panhandle Eastern Pipe Line Company, LP (PEPL), Sunoco LP (SUN), USA Compression Partners, LP (USAC), Energy Transfer Operating, L.P. (ETO) and ET (collectively, the Partnerships), and their subsidiaries and this presentation may contain statements about future events, outlook and expectations related to the Partnerships and their subsidiaries all of which statements are forward-looking statements. Any statement made by a member of management of the Partnerships at these meetings and any statement in this presentation that is not a historical fact will be deemed to be a forward-looking statement. These forward-looking statements rely on a number of assumptions concerning future events that members of management of the Partnerships believe to be reasonable, but these statements are subject to a number of risks, uncertainties and other factors, many of which are outside the control of the Partnerships. While the Partnerships believe that the assumptions concerning these future events are reasonable, we caution that there are inherent risks and uncertainties in predicting these future events that could cause the actual results, performance or achievements of the Partnerships and their subsidiaries to be materially different. These risks and uncertainties are discussed in more detail in the filings made by the Partnerships with the Securities and Exchange Commission, copies of which are available to the public. The Partnerships expressly disclaim any intention or obligation to revise or publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. All references in this presentation to capacity of a pipeline, processing plant or storage facility relate to maximum capacity under normal operating conditions and with respect to pipeline transportation capacity, is subject to multiple factors (including natural gas injections and withdrawals at various delivery points along the pipeline and the utilization of compression) which may reduce the throughput capacity from specified capacity levels. Forward-Looking Statements This presentation includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Energy Transfer LP (“Energy Transfer” or “ET”) and SemGroup Corporation (“SemGroup” or “SEMG”) cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and stockholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Energy Transfer to successfully integrate SemGroup’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by Energy Transfer and SemGroup with the Securities and Exchange Commission (the “SEC”), which are available to the public. Energy Transfer and SemGroup undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It In connection with the proposed transaction, ET filed with the SEC a registration statement on Form S-4, including a proxy statement/prospectus. SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION CAREFULLY. The registration statement on Form S-4 was declared effective by the SEC on October 30, 2019, and the definitive proxy statement/prospectus was delivered to security holders of record of SemGroup as of October 25, 2019. These documents, and any other documents filed by Energy Transfer and SemGroup with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of Energy Transfer or SemGroup. Participants in the Solicitation Energy Transfer, SemGroup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of Energy Transfer is contained in Energy Transfer’s Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019. Information regarding the directors and executive officers of SemGroup is contained in SemGroup’s proxy statement relating to its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 12, 2019. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities 2 shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ET KEY INVESTMENT HIGHLIGHTS

Well Positioned Assets

- Fully integrated platform spanning entire midstream value chain
- Assets well positioned in most active basins
- Integrated assets allow solid commercial synergies including gas, crude and NGLs

Growth From Organic Investments

- Completing multi-year capex program
- Seeing strong EBITDA growth from recently completed major growth projects
- Expect additional EBITDA growth from remainder of projects coming online through 2020

Solid Financials

- Stable cash flow profile with minimal contract roll-offs
- Healthy and improving balance sheet
- Increased retained cash flow with ~$2.5 – $3.0 billion per year of distribution coverage expected

Well positioned for sustainable organic growth and improved financial strength

3

DELIVERING ON ALL FRONTS

Operational

- All segments delivered strong results
- Reported record NGL transportation throughput, NGL fractionation volumes, midstream gathered volumes, crude volumes
- Arrowhead III Processing Plant came online in July 2019
- Red Bluff Express Phase II completed in August 2019
- J.C. Nolan Pipeline went into service in August 2019
- Permian Express 4 went into full service October 1, 2019

Q3 2019 Financials

- Adjusted EBITDA - $2.8 billion
  - Up 8% from Q3'18
- DCF - $1.5 billion
  - Up 10% from Q3'18
- YTD Growth Capital - $3.1 billion, with incremental value from organic growth projects
- Distribution coverage ratio – 1.9x

Strategic

- SEMG transaction adds strategic growth platform in deep-water port on the Houston Ship Channel
- Transaction immediately accretive and balance sheet friendly
- Expands connectivity and increases reach into currently underserved regions

Integrated franchise provides advantages through energy market cycles

4

CAPEX OUTLOOK – QUICKER CASH GENERATION CYCLE

2019E Growth Capital: ~$4 billion

- Reduced CAPEX guidance from previous estimate by $600-800 million
- 2019E Adjusted EBITDA increased to $11.0 billion to $11.1 billion
- Excess cash flow, as well as the Series E preferred units issued in April 2019, allowed year-to-date growth capital to be funded without issuance of common equity or debt

2020E Growth Capital: ~$4 billion

NGL & Refined Products	• Lone Star Express Pipeline • Mariner East system completion (ME2, ME2X) • Nederland LPG facilities • Fractionation plants (VII, VIII) • Orbit export facilities (Nederland and Mt. Belvieu) • 25+ projects < $50mm
Midstream	• Gathering projects (West TX and Northeast) • Compression facilities (West TX) • ~25 projects < $50mm
Crude Oil	• Bakken pipeline optimization • Ted Collins Pipeline • ~15 projects < $50mm

2021E+ Backlog of Approved Growth Capital Projects: ~$1.5 billion

5

SEMG ACQUISITION HIGHLIGHTS

Immediately Accretive Transaction With No Material Credit Impact

Generates an Aggregate $500MM of DCF Coverage 2020-2022

Premier U.S. Gulf Coast Terminal With Stable, Take-or-Pay Cash Flows

18.2 MMBbl Crude Storage Capacity & Export Capabilities

ENERGY TRANSFER

Complementary Assets That Drive Commercial, Operational, Financial and Cost Synergies

$170MM+ Annual Run-rate

Liquids-Focused Infrastructure With No Direct Commodity Price Exposure

Primary Assets are Terminals & Long-Haul Pipelines

Acquisition is consistent with plans to improve financial position

6

ET & SEMG COMPLEMENTARY ASSETS


Wapiti
ALBERTA, CANADA
Patterson Creek
KA
Fox Creek
K3
WWC
Wattenberg Oil Trunkline
White Cliffs Pipeline
Cushing, OK
Eagle Point
Marcus Hook
Midland
Nederland
HFOTCO
Maurepas Pipeline
SemGroup
Crude Oil
Natural Gas
Refined Products
Rose Valley II Plant
Pipelines
White Cliffs Pipeline
Maurepas Pipeline
Energy Transfer
Terminals
Pipelines
Lake Charles LNG
Mariner East 2X
Revolution
ETCO Pipeline
Dakota Access Pipeline
Trans Pecos Pipeline
Comanche Trail Pipeline



Note: Includes growth projects under construction.

Expands Crude Oil Asset Footprint

- Strategic franchise-quality position on the Houston Ship Channel
- Will provide connectivity along the U.S. Gulf Coast and throughout ET's system
- Increases reach into the DJ basin where ET does not have a presence

Expands Logistical Optionality

- Provides additional outlets for Permian, Rockies and Mid-Continent producers
- Offers deep-water marine access
- DJ Basin infrastructure optionality

Expected Synergies

- Utilization rates on existing assets (i.e. Houston Fuel Oil Terminal ("HFOTCO") docks closer to full capacity)
- Presence in new markets generating opportunities for other aspects of portfolio (i.e. Houston Ship Channel, DJ Basin)
- Assets with ET's Nederland terminal and U.S. Gulf Coast assets
- Cost efficiencies with combined operations
- $170MM+ annual run-rate synergies including commercial, operational, financial and cost synergies

Fully-integrated midstream platform enhances ability to offer wide range of services to both domestic and international markets

7

TRANSFORMING UNDERUTILIZED ASSETS

Mont Belvieu – 2011[1]


Oneok Fractionator (MB1)
Gulf Coast Fractionator (GCF)
Brine Ponds & Land
Brine Ponds & Land
Proposed Lone Star Frac I
TX
Legend
LDH

- Fractionators: 0
- Fractionation capacity: 0 bbls/d
- Proposed 100,000 bbls/d Frac 1; in-service 2013
- Potential for incremental 100,000 bbls/d Frac 2

Mont Belvieu – 2019


Fracs IV & V
Frac VI
Frac VIII
Frac VII
Frac I
Frac II
Export De-C2
Frac III

- Fractionators: 6
- Fractionation capacity: Up to 790,000 bbls/d
- Frac VII under construction; expected in-service Q1 2020
- Frac VIII under construction; expected in-service Q2 2021

Upon completion of Frac VIII in Q2 2021, ET will be capable of fractionating over 1 million barrels per day at Mont Belvieu

8

1. Source: Management Presentation 2011

TED COLLINS PIPELINE - A STRATEGIC CONNECTION ON THE U.S. GULF COAST


Spring
Kingwood
Beaumont
ORANGE
HARRIS
Nederland Terminal
Houston
Baytown
CHAMBERS
Pasadena
Houston Ship Channel HFOTCO Terminal
Texas City
GALVESTON
Galveston

- ~75-mile pipeline to connect the Houston Ship Channel and ET's Nederland Terminal
- Will provide best-in-class access to multiple markets
  - Houston
  - Beaumont/Port Arthur
  - St. James
- Initial capacity of 500 MBbl/d+
- Will provide immediate access to 1,000 MBbl/d+ of export capacity with plans to double
- Expected to be in service in 2021

Strategic new pipeline provides increased optionality and enhances value of the Nederland Terminal and Houston Ship Channel assets

Note: Pipeline route shown is for illustrative purposes.

9

SUCCESSFUL ACQUISITION TRACK RECORD HPL TUFCO Houston Pipeline Co. 2004 2005 2006 2011 2012 2014 2015 2012 2012 2016 2017 Ø ET Management has a proven track record of successfully integrating acquisitions Ø Knowledge of respective assets and businesses facilitates integrations of: Ø Operations Ø Commercial Ø Risk Management Ø Finance / Accounting Ø Information Technology Ø SEMG’s stockholder meeting is scheduled for December 4, 2019. Subject to approval of SEMG’s 10 stockholders, the acquisition is expected to close shortly after receipt of the vote.SUCCESSFUL ACQUISITION TRACK RECORD HPL TUFCO Houston Pipeline Co. 2004 2005 2006 2011 2012 2014 2015 2012 2012 2016 2017 Ø ET Management has a proven track record of successfully integrating acquisitions Ø Knowledge of respective assets and businesses facilitates integrations of: Ø Operations Ø Commercial Ø Risk Management Ø Finance / Accounting Ø Information Technology Ø SEMG’s stockholder meeting is scheduled for December 4, 2019. Subject to approval of SEMG’s 10 stockholders, the acquisition is expected to close shortly after receipt of the vote.

CAPITAL ALLOCATION – CONTINUED FOCUS ON RETURNS Organic Unit Buy- Distribution Debt Projects backs Increases Retirements • Maintain strong investment grade balance sheet Leverage target: 4.0 – 4.5x debt/EBITDA – Continued improvement in debt metrics • Efficiently fund organic growth capital projects – High-grade investment options with increased returns threshold – Majority funded with retained cash flow • Multiple options available after achieving debt targets – Options not mutually exclusive – Unit buy-backs > favorable return at current ET trading price – Distribution increases > goal to have sustainable long-term growth 11CAPITAL ALLOCATION – CONTINUED FOCUS ON RETURNS Organic Unit Buy- Distribution Debt Projects backs Increases Retirements • Maintain strong investment grade balance sheet Leverage target: 4.0 – 4.5x debt/EBITDA – Continued improvement in debt metrics • Efficiently fund organic growth capital projects – High-grade investment options with increased returns threshold – Majority funded with retained cash flow • Multiple options available after achieving debt targets – Options not mutually exclusive – Unit buy-backs > favorable return at current ET trading price – Distribution increases > goal to have sustainable long-term growth 11

DIVERSIFIED EARNINGS MIX WITH PRIMARILY FEE-BASED BUSINESS

Segment[1]	Contract Structure	Strength
Crude Oil	Fees from transporting and terminalling	More than 9,300 miles connecting Permian, Bakken and Midcon Basins to U.S. markets, including Nederland terminal
NGL & Refined Products	Fees from dedicated capacity and take-or-pay contracts, storage fees and throughput fees, and fractionation fees, which are primarily frac-or-pay structures	~60 facilities connected to ET's Lone Star NGL pipelines, and new frac expansions will bring total fractionation capacity at the Mont Belvieu complex to more than 900 Mbpd
Interstate Transport & Storage	Fees based on reserved capacity, regardless of usage	Connected to all major U.S. supply basins and demand markets, including exports
Midstream	Minimum volume commitment (MVC), acreage dedication, utilization-based fees and percent of proceeds (POP)	Significant acreage dedications, including assets in Permian, Eagle Ford, and Marcellus/Utica Basins
Intrastate Transport & Storage	Reservation charges and transport fees based on utilization	Largest intrastate pipeline system in the U.S. with interconnects to TX markets, as well as major consumption areas throughout the US

Q3 2019 Adjusted EBITDA by Segment[1]



SUN, USAC & Other 12%
Midstream 15%
Intrastate 8%
NGL & Refined Products 24%
Interstate 16%
Crude Oil 25%

2018 Breakout	
Fee-Based Margin	85-90%
Commodity Margin	5-7%
Spread Margin[2]	5-7%

Diversified customer base includes producers, midstream providers and major integrated global oil companies

1 Energy Transfer Operating Segments
2 Spread margin is pipeline basis, cross commodity and time spreads

12

FULLY INTEGRATED PLATFORM SPANNING THE ENTIRE MIDSTREAM VALUE CHAIN

➢ **Involvement in Major Midstream Themes Across the Best Basins and Logistics Hubs**

	Franchise Strengths	Opportunities
Interstate Natural Gas T&S	• Access to multiple shale plays, storage facilities and markets • Approximately 95% of revenue from reservation fee contracts • Well positioned to capitalize on changing market dynamics • Key assets: Rover, PEPL, FGT, Transwestern, Trunkline, Tiger	• Marcellus natural gas takeaway to the Midwest, Gulf Coast, and Canada • Backhaul to LNG exports and new petrochemical demand on Gulf Coast
Intrastate Natural Gas T&S	• Well positioned to capture additional revenues from anticipated changes in natural gas supply and demand • Largest intrastate natural gas pipeline and storage system on the Gulf Coast • Key assets: ET Fuel Pipeline, Oasis Pipeline, Houston Pipeline System, ETC Katy Pipeline	• Natural gas exports to Mexico • Additional demand from LNG and petrochemical development on Gulf Coast
Midstream	• More than 40,000 miles of gathering pipelines with ~8+ Bcf/d of processing capacity • Majority of projects placed in-service underpinned by long-term, fee-based contracts	• Gathering and processing build out in Texas and Marcellus/Utica • Synergies with ET downstream assets • Significant growth projects ramping up to full capacity over the next two years
NGL & Refined Products	• World-class integrated platform for processing, transporting, fractionating, storing and exporting NGLs • Fastest growing NGLs business in Mont Belvieu via Lone Star • Liquids volumes from our midstream segment culminate in the ET family's Mont Belvieu / Mariner South / Nederland Gulf Coast Complex • Mariner East provides significant Appalachian liquids takeaway capacity connecting NGL volumes to local, regional and international markets via Marcus Hook	• Increased volumes from transporting and fractionating volumes from Permian/Delaware and Midcontinent basins • Increased fractionation volumes as large NGL fractionation third-party agreements expire • Permian NGL takeaway • New ethane export opportunities from Gulf Coast
Crude Oil	• Bakken Crude Oil pipeline supported by long-term, fee-based contracts; expandable with pump station modifications • Significant Permian takeaway abilities • 28 million barrel Nederland crude oil terminal on the Gulf Coast • Bakken crude takeaway to Gulf Coast refineries	• Permian Express 4 expected to provide Midland & Delaware Basin crude oil takeaway to various markets, including Nederland, TX • Permian Express Partners joint venture with ExxonMobil

13

SIGNIFICANT MANAGEMENT OWNERSHIP Insider Ownership vs Peers Kelcy Warren Unit Purchases Insider Ownership vs Major Indices ET CEO Unit Purchases 16% 10,000 9,504 14.5% > 9.5mm units in last 12 months 9,000 14% 8,000 3,464 12% 7,000 10% 6,000 8% 5,000 3,040 4,000 6% 3,000 4% 1,000 2.7% 2,000 500 2.0% 1.7% 2% 1.2% 1,000 1,500 0% 0 11 ET AMZ AMZI S&P 500 S&P 500 11/12/2018 11/13/2018 11/19/2018 5/20/2019 8/19/2019 Energy Ø On November 14, 2019 ET’s CFO purchased 18,000 units, valued at ~$201,000 Ø On November 15, 2019 ET’s President & COO purchased 25,000 units, valued at ~$290,000 14 Source: Bloomberg/Company Filings 1.  Excludes ET Insider Ownership % Units (000s)SIGNIFICANT MANAGEMENT OWNERSHIP Insider Ownership vs Peers Kelcy Warren Unit Purchases Insider Ownership vs Major Indices ET CEO Unit Purchases 16% 10,000 9,504 14.5% > 9.5mm units in last 12 months 9,000 14% 8,000 3,464 12% 7,000 10% 6,000 8% 5,000 3,040 4,000 6% 3,000 4% 1,000 2.7% 2,000 500 2.0% 1.7% 2% 1.2% 1,000 1,500 0% 0 11 ET AMZ AMZI S&P 500 S&P 500 11/12/2018 11/13/2018 11/19/2018 5/20/2019 8/19/2019 Energy Ø On November 14, 2019 ET’s CFO purchased 18,000 units, valued at ~$201,000 Ø On November 15, 2019 ET’s President & COO purchased 25,000 units, valued at ~$290,000 14 Source: Bloomberg/Company Filings 1. Excludes ET Insider Ownership % Units (000s)

FORESEE SIGNIFICANT EBITDA GROWTH IN 2019 FROM COMPLETION OF PROJECT BACKLOG

PROJECT	SCOPE	IN-SERVICE TIMING
NGL & Refined Products		
Lone Star Frac VI	150 Mbpd fractionator at Mont Belvieu complex	In service Q1 2019
Lone Star Frac VII	150 Mbpd fractionator at Mont Belvieu complex	Q1 2020
Lone Star Frac VIII	150 Mbpd fractionator at Mont Belvieu complex	Q2 2021
Lone Star Express Expansion	24-inch, 352 mile expansion to LS Express Pipeline adding 400,000 bbls/d from Wink, TX to Fort Worth, TX	Q4 2020
Mariner East 2	NGLs from Marcellus Shale to MHIC with 275Mbpd capacity upon full completion	In service Q4 2018
Mariner East 2X	Increase NGL takeaway from the Marcellus to the East Coast w/ storage at Marcus Hook complex	Mid-2020
J.C. Nolan Diesel Pipeline	30,000 bbls/d diesel pipeline from Hebert, TX to newly-constructed terminal in Midland, TX	**In service Q3 2019**
Orbit Ethane Export Terminal	800,000 bbl refrigerated ethane storage tank and 175,000 bbl/d ethane refrigeration facility and 20-inch ethane pipeline to connect Mont Belvieu to export terminal	Q4 2020
Midstream		
Revolution	110 miles of gas gathering pipeline, cryogenic processing plant, NGL pipelines, and frac facility in PA	Plant complete; awaiting pipeline restart
Arrowhead II	200 MMcf/d cryogenic processing plant in Delaware Basin	In service Q4 2018
Arrowhead III	200 MMcf/d cryogenic processing plant in Delaware Basin	**In service Q3 2019**
Crude Oil		
Permian Express 3[1]	Provides incremental Permian takeaway capacity, with total capacity of 140Mbpd	In service Q4 2017/Sept. 2018
Bayou Bridge[1]	212 mile crude pipeline connecting Nederland to Lake Charles / St. James, LA	In service Q1 2019
Permian Express 4[1]	Provides incremental Permian takeaway capacity, with total capacity of 120Mbpd	**Fully in service Oct. 1, 2019**
Interstate Transport & Storage		
Rover Pipeline[1]	712 mile pipeline from Ohio / West Virginia border to Defiance, OH and Dawn, Ontario	Fully in service Q4 2018
Intrastate Transport & Storage		
Old Ocean Pipeline[1]	24-inch, 160,000 Mmbtu/d natural gas pipeline from Maypearl, TX to Hebert, TX	In service Q2 2018
Red Bluff Express Pipeline	80-mile pipeline with capacity of at least 1.4 Bcf/d; extension will add an incremental 25 miles of pipeline	**Fully in service Q3 2019**
NTP Pipeline Expansion[1]	36-inch natural gas pipeline expansion, providing 160,000 Mmbtu/d of additional capacity from WTX for deliveries into Old Ocean	In service January 2019

(1) Joint Venture

15

CRUDE OIL SEGMENT – BAKKEN PIPELINE PROJECT


Delivery Points
Origin Sites
Bakken Pipeline
Nederland Terminal



Bakken Pipeline System[1]

- 1,915 mile system connecting Bakken production to ET's Nederland terminal on the Gulf Coast
- Placed into service June, 2017
- Recently completed successful open season to bring current system capacity to 570,000 barrels per day
- Currently conducting an open season to further optimize system capacity to serve growing demand for additional takeaway
- Upon completion of the permitting phase, expect to provide up to ~30,000 barrels per day of early service capacity by mid-2020, utilizing current system configuration

(1) Ownership is ET: 36.37%, MarEn: 36.75%, PSXP: 25%, XOM: ~2%

16

CRUDE OIL SEGMENT – PERMIAN EXPRESS PIPELINES

Permian Express 1

- 16-inch, ~380-mile pipeline
- 150,000 barrels per day of capacity
- Provides transportation from Wichita Falls, TX to Nederland, TX
- Contracted under long-term agreements

Permian Express 2

- 20- & 24-inch, ~400-mile pipeline
- 230,000 barrels per day of capacity
- Provides transportation from Midland, TX to Nederland, TX
- Contracted under long-term agreements



Wichita Falls
Ringgold
Colorado City
Lea Station
Loving Station
Permian Express Terminal
Corsicana
ET Nederland Terminal

Permian Express 4

- 24-inch, ~400-mile pipeline
- 120,000 barrels per day of capacity
- Provides transportation from Colorado City, TX to Nederland, TX
- Contracted under long-term agreements
- Fully in service October 1, 2019

Permian Express 3

- 20- & 24-inch, ~400-mile pipeline
- 140,000 barrels a day of capacity
- Provides transportation from Midland, TX to Nederland, TX
- Contracted under long-term agreements

1 million+ barrels per day of Permian crude take-away capacity with the addition of Permian Express 4[1]

- Delaware Basin Pipeline
- Permian Express 1
- Permian Express 2, 3, & 4
- Nederland Access Pipeline

17

(1) Includes West Texas Gulf and Amdel pipelines

NGL & REFINED PRODUCTS SEGMENT – MARINER EAST SYSTEM

Comprehensive Marcellus/Utica Shale solution reaching local, regional and international markets

- Provides NGL transportation from OH / Western PA to the Marcus Hook Industrial Complex on the East Coast
- Supported by long-term, fee-based contracts
- Diversified customer base includes producers, midstream providers and major integrated energy companies
- System easily expandable to meet future demand



Mariner East 1	Mariner East 2	Mariner East 2X
• Currently providing transportation, storage & terminalling services • Approximate capacity of 70,000 barrels per day	• Placed into initial service December 2018 • NGL transportation, storage & terminalling services • Capacity of 275,000 barrels per day upon full completion, with ability to expand as needed	• Expected to be in-service mid-2020 • Transportation, storage and terminalling services for ethane, propane, butane, C3+, natural gasoline, condensate and refined products



Scio
Hopedale
Houston
Delmont
Mechanicsburg
Shaefferstown
Montello
Sinking Spring
Twin Oaks
Marcus Hook
Natrium
WEST VIRGINIA
MARYLAND
DELAWARE
ME2 Pipeline
Existing Third Party Pipeline
ME1 Pipeline
SXL Terminal Facilities
Third Party Facility
Pennsylvania Propane Delivery
Marcellus Shale Formation

18

NGL & REFINED PRODUCTS SEGMENT – ORBIT ETHANE EXPORT PROJECT

Orbit Export Pipeline and Facility



Ethane Export Pipeline
Legend
Orbit Ethane Pipeline
Ring Fenced Orbit Assets
Nederland Terminal
Mont Belvieu Facilities

Construction of Satellite's Ethane Receiving Terminal





Orbit Pipeline JV

- Orbit Joint Venture with Satellite Petrochemical USA Corp includes construction of a new ethane export terminal on the U.S. Gulf Coast to provide ethane to Satellite
- At the terminal, Orbit is constructing
  - 800,000 barrel refrigerated ethane storage tank
  - 175,000 barrel per day ethane refrigeration facility
  - 20-inch ethane pipeline originating at our Mont Belvieu facilities, that will make deliveries to the export terminal, as well as domestic markets in the region
- ET will be the operator of the Orbit assets, provide storage and marketing services for Satellite, and provide Satellite with approximately 150,000 barrels per day of ethane under a long-term, demand-based agreement
- In addition, ET is constructing and will wholly-own the infrastructure required to supply ethane to the pipeline and to load ethane onto carriers destined for Satellite's newly-constructed ethane crackers in China
- Subject to Chinese Government approval, expect all facilities in the U.S. and China to be ready for commercial service in the 4th quarter of 2020

19

NGL & REFINED PRODUCTS SEGMENT – PIPELINE AND FRACTIONATION EXPANSION

Lone Star Express Expansion

- 24-inch, 352-mile expansion
- Will add 400 thousand bbls/d of NGL pipeline capacity from Lone Star's pipeline system near Wink, Texas to the Lone Star Express 30-inch pipeline south of Fort Worth, Texas
- Expected in-service in Q4 2020

Mont Belvieu Fractionation Expansions

- Total of 6 fractionators at Mont Belvieu
- 150,000 bbls/d Frac VI went into service in February 2019
- Frac VII will have a capacity of 150 thousand bbls/d and is expected in-service in Q1 2020
- Announced plans to construct 8th fractionator at Mont Belvieu in August 2019
- Upon completion of Frac VIII in Q2 2021, ET will be capable of fractionating over 1 million barrels per day at Mont Belvieu



Baden Storage
Godley Plant
Ft. Worth, TX
Mont Belvieu Fractionation & Storage
LaGrange/Chisholm Plant Complex
Kenedy Plant
Jackson Plant
Hattiesburg Storage
Geismar Fractionator
Chalmette Plant
Sea Robin Plant
Sorrento Plant
Existing Lone Star
ETP Justice
ETP-Copano Liberty JV
Lone Star Express
Lone Star Express Expansion
Lone Star West Texas Gateway
ETP Spirit
Mariner South
ETP Freedom
Mont Belvieu Fractionation and Storage
Nederland Terminal
Plant
Storage



Fracs IV & V
Frac VI
Frac VIII
Frac VII
Frac I
Frac II
Export De-C2
Frac III

20

MIDSTREAM SEGMENT – PERMIAN BASIN INFRASTRUCTURE BUILDOUT

- ET is nearing capacity in both the Delaware and Midland Basins due to continued producer demand and strong growth outlook in the Permian
- As a result of this demand, ET has continued to build out its Permian infrastructure



Energy Transfer Permian Basin Assets
Jal
Keystone
Baden
Rebel I & II
Orla
Red Bluff
Halley
Panther
Mivida
Bone Springs
Arrowhead
Waha
Coyanosa
Tippet
Gomez
Putnam
Pinion
Mitchell
Grey Ranch
Legend

Processing Expansions

- 600 mmcf/d of processing capacity online in 2016 and 2017
- 200 mmcf/d Arrowhead II processing plant went into service at end of October 2018; running full today
- 200 MMcf/d Arrowhead III in the Delaware Basin went into service July 2019 and is expected to be full by year-end 2020
- Additional 200 MMcf/d processing plant expected in service by end of 2019

Red Bluff Express Pipeline

- 1.4 Bcf/d natural gas pipeline through heart of the Delaware Basin
- Connects Orla plant, as well as 3rd party plants, to Waha/Oasis header
- Went into service May 2018
- 25-mile expansion completed early August 2019

Will have ~2.7 Bcf/d of processing capacity in the Permian Basin upon completion of current processing expansion

21

RENEWED COMMITMENT TO DEVELOP LAKE CHARLES LNG EXPORT TERMINAL



Current Terminal Assets

- 152-acre site
- Two existing deep-water docks to accommodate ships up to 215,000 m^3 capacity
- Four LNG storage tanks with capacity of 425,000 m^3

Export Project

- Executed Project Framework Agreement in March 2019
- Issued Invitation to Tender to U.S. and international consortia to bid for Engineering, Procurement and Construction contract in May 2019
- Final investment decision (FID) to be mutually determined
- 50/50 partnership
  - Energy Transfer
  - Shell US LNG, LLC
- Convert existing LNG import facility to export terminal
- Fully permitted
  - Utilizes existing infrastructure
- Strategically located
  - Abundant natural gas supply
  - Proximity to major pipelines
- Estimated export capacity of ~16.5 million tonnes per year

22

APPENDIXAPPENDIX

CRUDE OIL SEGMENT

Crude Oil Pipelines

- ~9,524 miles of crude oil trunk and gathering lines located in the Southwest and Midwest United States
- Controlling interest in 3 crude oil pipeline systems
  - Bakken Pipeline (36.4%)
  - Bayou Bridge Pipeline (60%)
  - Permian Express Partners (87.7%)



ETP Crude Assets
Midland
Nederland
Facilities
Energy Transfer Crude
Energy Transfer - Bayou Bridge

Crude Oil Acquisition & Marketing

- Crude truck fleet of approximately 370 trucks
- Purchase crude at the wellhead from ~3,000 producers in bulk from aggregators at major pipeline interconnections and trading locations
- Marketing crude oil to major pipeline interconnections and trading locations
- Marketing crude oil to major, integrated oil companies, independent refiners and resellers through various types of sale and exchange transactions
- Storing inventory during contango market conditions

Crude Oil Terminals

- Nederland, TX Crude Terminal - ~28 million barrel capacity
- Northeast Crude Terminals - ~3 million barrel capacity
- Midland, TX Crude Terminal - ~2 million barrel capacity

ET Opportunities

- Delaware Basin Pipeline has ability to expand by 100 mbpd
- Permian Express 4 went into full service October 1, 2019

24

NGL & REFINED PRODUCTS SEGMENT

NGL Storage

- TET Mont Belvieu Storage Hub ~46 million barrels NGL storage
- 3 million barrel Mont Belvieu cavern under development
- ~7 million barrels of NGL storage at Marcus Hook, Nederland and Inkster
- Hattiesburg Butane Storage ~3 million barrels

NGL Pipeline Transportation

- ~4,750 miles of NGL Pipelines throughout Texas and Northeast
- Announced Lone Star expansion
  - 352 mile, 24-inch NGL pipeline
  - In-service Q4 2020

Fractionation

- 6 Mont Belvieu fractionators (up to 790 Mbpd)
- 40 Mbpd King Ranch, 25 Mbpd Geismar
- 50 Mbpd Houston DeEthanizer and 30 to 50 Mbpd Marcus Hook C3+ Frac in service Q4 2017
- 150 Mbpd Frac VI placed in-service Q1 2019
- 150 Mbpd Frac VII in-service Q1 2020
- 150 Mbpd Frac VIII in-service Q2 2021



ET NGL & Refined Products Assets
Marcus Hook
Mont Belvieu
Nederland
Facilities
Energy Transfer NGL/Refined Products

Mariner Franchise

- ~200 Mbpd Mariner South LPG from Mont Belvieu to Nederland
- 50 Mbpd Mariner West ethane to Canada
- 70 Mbpd ME1 ethane and propane to Marcus Hook
- 275 Mbpd[(1)] ME2 NGLs to Marcus Hook (Placed into initial service Q4 2018)
- Total NGL volumes moved through Marcus Hook reached as much as ~300 Mbpd for during Q3 2019
- ME2X expected in-service late 2019

Refined Products

- ~2,200 miles of refined products pipelines in the northeast, Midwest and southwest US markets
- 35 refined products marketing terminals with 8 million barrels storage capacity

(1) Upon full completion

25

MIDSTREAM SEGMENT

Midstream Asset Map



PA
OH
MD
WV

Midstream Highlights

- Volume growth in key regions:
  - Q3 2019 gathered volumes reach a record 14 million mmbtu/d, and NGLs produced were ~574,000 bbls/d
- Permian Capacity Additions:
  - 200 MMcf/d Rebel II processing plant came online in April 2018
  - 200 MMcf/d Arrowhead II processing plant came online in October 2018
  - 200 MMcf/d Arrowhead III processing plant came online in July 2019
  - Additional 200 MMcf/d processing plant in the Delaware Basin expected in service by end of 2019

Current Processing Capacity

	Bcf/d	Basins Served
Permian	2.5	Permian, Midland, Delaware
Midcontinent/Panhandle	0.9	Granite Wash, Cleveland
North Texas	0.7	Barnett, Woodford
South Texas	1.9	Eagle Ford
North Louisiana	1.4	Haynesville, Cotton Valley
Southeast Texas	0.4	Eagle Ford, Eagle Bine
Eastern	0.2	Marcellus Utica

26

More than 40,000 miles of gathering pipelines with ~ 8+ Bcf/d of processing capacity

INTERSTATE PIPELINE SEGMENT

Interstate Asset Map



Rover
Panhandle Eastern
Trunkline
Transwestern
Fayetteville Express
Midcontinent Express
Gulf States
Tiger
Florida Gas Transmission
Sea Robin

Interstate Highlights

Our interstate pipelines provide:

- Stability
  - Approximately 95% of revenue is derived from fixed reservation fees
- Diversity
  - Access to multiple shale plays, storage facilities and markets
- Growth Opportunities
  - Well positioned to capitalize on changing supply and demand dynamics
  - Expect earnings to benefit from placing Rover in full service
  - In addition, expect to receive significant revenues from backhaul capabilities on Panhandle and Trunkline

	PEPL	TGC	TW	FGT	SR	FEP	Tiger	MEP	Gulf States	Rover	Total
Miles of Pipeline	6,402	2,231	2,614	5,344	785	185	197	512	10	713	18,993
Capacity (Bcf/d)	2.8	0.9	2.1	3.4	2.0	2.0	2.4	1.8	0.1	3.25	20.75
Owned Storage (Bcf)	73.4	13	--	--	--	--	--	--	--	--	86.4
Ownership	100%	100%	100%	50%	100%	50%	100%	50%	100%	32.6%	

~18,990 miles of interstate pipelines with ~21Bcf/d of throughput capacity

27

INTRASTATE PIPELINE SEGMENT

Intrastate Asset Map



- *~ 9,400 miles of intrastate pipelines*
- *~21 Bcf/d of throughput capacity*

Intrastate Highlights

- Continue to expect volumes to Mexico to grow, particularly on Trans-Pecos and Comanche Trail pipelines
  - Have seen an increase in 3rd party activity on both of these pipes, mostly via backhaul services being provided to the Trans-Pecos header
- Well-positioned to capture additional revenues from anticipated changes in natural gas supply and demand in the next five years
- Red Bluff Express Pipeline connects the Orla Plant, as well as 3rd party plants, to the Waha Oasis Header
  - Phase I went into service in Q2 2018 and Phase II went into service in August 2019

In Service					
	Capacity (Bcf/d)	Pipeline (Miles)	Storage Capacity (Bcf)	Bi-Directional Capabilities	Major Connect Hubs
Trans Pecos & Comanche Trail Pipelines	2.5	338	NA	No	Waha Header, Mexico Border
ET Fuel Pipeline	5.2	3,150	11.2	Yes	Waha, Katy, Carthage
Oasis Pipeline	2	750	NA	Yes	Waha, Katy
Houston Pipeline System	5.3	3,920	52.5	No	HSC, Katy, Aqua Dulce
ETC Katy Pipeline	2.4	460	NA	No	Katy
RIGS	2.1	450	NA	No	Union Power, LA Tech
Red Bluff Express	1.4	100	NA	No	Waha

28

NON-GAAP RECONCILIATION Pro Forma for Mergers Full Year 2018 2019 2017 Q1 Q2 Q3 Q4 YTD Q1 Q2 Q3 YTD $ 1,208 $ 1,161 $ 3,549 Net income $ 2,366 $ 489 $ 633 $ 1,391 $ 852 $ 3,365 $ 1,180 - - - (Income) loss from discontinued operations 177 237 26 2 - 265 - 578 579 1,747 Interest expense, net 1,922 466 510 535 544 2,055 590 - 12 62 Impairment losses 1,039 - - - 431 431 50 34 54 214 Income tax expense (benefit) from continuing operations (1,833) (10) 68 (52) (2) 4 126 785 784 2,343 Depreciation, depletion and amortization 2,554 665 694 750 750 2,859 774 29 27 85 Non-cash compensation expense 99 23 32 27 23 105 29 122 175 371 (Gains) losses on interest rate derivatives 37 (52) (20) (45) 70 (47) 74 Unrealized (gains) losses on commodity risk management activities (59) 87 265 (97) (244) 11 (49) 23 (65) (91) Losses on extinguishments of debt 89 106 - - 6 112 18 - - 18 Inventory valuation adjustments (24) (25) (32) 7 135 85 (93) (4) 26 (71) Impairment of investment in unconsolidated affiliates 313 - - - - - - - - - Equity in (earnings) losses of unconsolidated affiliates (144) (79) (92) (87) (86) (344) (65) (77) (82) (224) Adjusted EBITDA related to unconsolidated affiliates 716 156 168 179 152 655 146 163 161 470 Adjusted EBITDA from discontinued operations 223 (20) (5) - - (25) - - - - Other, net (155) (41) 15 (33) 38 (21) 17 (37) (46) (66) Adjusted EBITDA (consolidated) 7,320 2,002 2,262 2,577 2,669 9,510 2,797 2,824 2,786 8,407 Adjusted EBITDA related to unconsolidated affiliates (716) (156) (168) (179) (152) (655) (146) (163) (161) (470) Distributable Cash Flow from unconsolidated affiliates 431 104 99 109 95 407 93 107 107 307 Interest expense, net (1,958) (468) (510) (535) (544) (2,057) (590) (578) (579) (1,747) Preferred unitholders' distributions (12) (24) (41) (51) (54) (170) (53) (64) (68) (185) Current income tax (expense) benefit (39) (468) 27 (24) (7) (472) (28) 7 (2) (23) Transaction-related income taxes - 480 (10) - - 470 - - - - Maintenance capital expenditures (479) (91) (126) (156) (137) (510) (92) (170) (178) (440) Other, net 67 7 7 16 19 49 18 19 19 56 Distributable Cash Flow (consolidated) 4,614 1,386 1,540 1,757 1,889 6,572 1,999 1,982 1,924 5,905 Distributable Cash Flow attributable to Sunoco LP (100%) (449) (84) (99) (147) (115) (445) (97) (101) (133) (331) Distributions from Sunoco LP 259 41 41 41 43 166 41 41 41 123 Distributable Cash Flow attributable to USAC (100%) - - (46) (47) (55) (148) (55) (54) (55) (164) Distributions from USAC - - 31 21 21 73 21 21 24 66 Distributable Cash Flow attributable to PennTex Midstream Partners, LP (100%) (19) - - - - - - - - - Distributions from PennTex Midstream Partners, LP 8 - - - - - - - - - Distributable Cash Flow attributable to noncontrolling interests in other non-wholly-owned subsidiaries (350) (147) (181) (253) (294) (875) (251) (293) (283) (827) Distributable Cash Flow attributable to the partners of ET - pro forma for ETO and Sunoco Logistics mergers 4,063 1,196 1,286 1,372 1,489 5,343 1,658 1,596 1,518 4,772 Transaction-related adjustments 57 (1) 14 12 27 52 (2) 5 3 6 Distributable Cash Flow attributable to the partners of ET, as adjusted - pro forma for ETO and Sunoco Logistics mergers $ 4,120 $ 1,195 $ 1,300 $ 1,384 $ 1,516 $ 5,395 $ 1,656 $ 1,601 $ 1,521 $ 4,778 Notes The closing of the ETO Merger has impacted the Partnership’s calculation of Distributable Cash Flow attributable to partners, as well as the number of ET Common Units outstanding and the amount of distributions to be paid to partners. In order to provide information on a comparable basis for pre-ETO Merger and post-ETO Merger periods, the Partnership has included certain pro forma information. Pro forma Distributable Cash Flow attributable to partners reflects the following ETO Merger related impacts: • ETO is reflected as a wholly-owned subsidiary and pro forma Distributable Cash Flow attributable to partners reflects ETO’s consolidated Distributable Cash Flow (less certain other adjustments, as follows). • Distributions from Sunoco LP and USAC include distributions to both ET and ETO. • Distributions from PennTex are separately included in Distributable Cash Flow attributable to partners. • Distributable Cash Flow attributable to noncontrolling interest in our other non-wholly-owned subsidiaries is subtracted from consolidated Distributable Cash Flow to calculate Distributable Cash Flow attributable to partners. Pro forma distributions to partners include actual distributions to legacy ET partners, as well as pro forma distributions to legacy ETO partners. Pro forma distributions to ETO partners are calculated assuming (i) historical ETO common units converted under the terms of the ETO Merger and (ii) distributions on such converted common units were paid at the historical rate paid on ET Common Units. Pro forma Common Units outstanding include actual Common Units outstanding, in addition to Common Units assumed to be issued in the ETO Merger, which are based on historical ETO common units converted under the terms of the ETO Merger. For the year ended December 31, 2017, the calculation of Distributable Cash Flow and the amounts reflected for distributions to partners and common units outstanding also reflect the pro forma impacts of the Sunoco Logistics Merger as though the merger had occurred on January 1, 2017. Definitions Adjusted EBITDA, Distributable Cash Flow and distribution coverage ratio are non-GAAP financial measures used by industry analysts, investors, lenders and rating agencies to assess the financial performance and the operating results of ET's fundamental business activities and should not be considered in isolation or as a substitute for net income, income from operations, cash flows from operating activities, or other GAAP measures. There are material limitations to using measures such as Adjusted EBITDA, Distributable Cash Flow and distribution coverage ratio, including the difficulty associated with using either as the sole measure to compare the results of one company to another, and the inability to analyze certain significant items that directly affect a company’s net income or loss or cash flows. In addition, our calculations of Adjusted EBITDA, Distributable Cash Flow and distribution coverage ratio may not be consistent with similarly titled measures of other companies and should be viewed in conjunction with measurements that are computed in accordance with GAAP, such as segment margin, operating income, net income and cash flow from operating activities. We define Adjusted EBITDA as total partnership earnings before interest, taxes, depreciation, depletion, amortization and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, inventory valuation adjustments, non-cash impairment charges, losses on extinguishments of debt and other non-operating income or expense items. Adjusted EBITDA reflects amounts for less than wholly-owned subsidiaries based on 100% of the subsidiaries’ results of operations. Adjusted EBITDA reflects amounts for unconsolidated affiliates based on the same recognition and measurement methods used to record equity in earnings of unconsolidated affiliates. Adjusted EBITDA related to unconsolidated affiliates excludes the same items with respect to the unconsolidated affiliate as those excluded from the calculation of Adjusted EBITDA, such as interest, taxes, depreciation, depletion, amortization and other non-cash items. Although these amounts are excluded from Adjusted EBITDA related to unconsolidated affiliates, such exclusion should not be understood to imply that we have control over the operations and resulting revenues and expenses of such affiliates. We do not control our unconsolidated affiliates; therefore, we do not control the earnings or cash flows of such affiliates. Distributable Cash Flow is used by management to evaluate our overall performance. Our partnership agreement requires us to distribute all available cash, and Distributable Cash Flow is calculated to evaluate our ability to fund distributions through cash generated by our operations. We define Distributable Cash Flow as net income, adjusted for certain non-cash items, less distributions to preferred unitholders and maintenance capital expenditures. Non-cash items include depreciation, depletion and amortization, non-cash compensation expense, amortization included in interest expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, inventory valuation adjustments, non-cash impairment charges, losses on extinguishments of debt and deferred income taxes. For unconsolidated affiliates, Distributable Cash Flow reflects the Partnership’s proportionate share of the investee’s distributable cash flow. On a consolidated basis, Distributable Cash Flow includes 100% of the Distributable Cash Flow of ET's consolidated subsidiaries. However, to the extent that noncontrolling interests exist among the Partnership’s subsidiaries, the Distributable Cash Flow generated by our subsidiaries may not be available to be distributed to our partners. In order to reflect the cash flows available for distributions to the partners of ET, the Partnership has reported Distributable Cash Flow attributable to the partners of ET, which is calculated by adjusting Distributable Cash Flow (consolidated), as follows: • For subsidiaries with publicly traded equity interests, other than ETO, Distributable Cash Flow (consolidated) includes 100% of Distributable Cash Flow attributable to such subsidiary, and Distributable Cash Flow attributable to the our partners includes distributions to be received by the parent company with respect to the periods presented. • For consolidated joint ventures or similar entities, where the noncontrolling interest is not publicly traded, Distributable Cash Flow (consolidated) includes 100% of Distributable Cash Flow attributable to such subsidiaries, but Distributable Cash Flow attributable to the partners reflects only the amount of Distributable Cash Flow of such subsidiaries that is attributable to our ownership interest. For Distributable Cash Flow attributable to partners, as adjusted, certain transaction-related and non-recurring expenses that are included in net income are excluded. 29 Distribution coverage ratio for the three months ended September 30, 2019 is calculated as Distributable Cash Flow attributable to partners, as adjusted, divided by distributions expected to be paid to the partners of ET in respect of the third quarter of 2019, which expected distributions total $809 million. NON-GAAP RECONCILIATION Pro Forma for Mergers Full Year 2018 2019 2017 Q1 Q2 Q3 Q4 YTD Q1 Q2 Q3 YTD $ 1,208 $ 1,161 $ 3,549 Net income $ 2,366 $ 489 $ 633 $ 1,391 $ 852 $ 3,365 $ 1,180 - - - (Income) loss from discontinued operations 177 237 26 2 - 265 - 578 579 1,747 Interest expense, net 1,922 466 510 535 544 2,055 590 - 12 62 Impairment losses 1,039 - - - 431 431 50 34 54 214 Income tax expense (benefit) from continuing operations (1,833) (10) 68 (52) (2) 4 126 785 784 2,343 Depreciation, depletion and amortization 2,554 665 694 750 750 2,859 774 29 27 85 Non-cash compensation expense 99 23 32 27 23 105 29 122 175 371 (Gains) losses on interest rate derivatives 37 (52) (20) (45) 70 (47) 74 Unrealized (gains) losses on commodity risk management activities (59) 87 265 (97) (244) 11 (49) 23 (65) (91) Losses on extinguishments of debt 89 106 - - 6 112 18 - - 18 Inventory valuation adjustments (24) (25) (32) 7 135 85 (93) (4) 26 (71) Impairment of investment in unconsolidated affiliates 313 - - - - - - - - - Equity in (earnings) losses of unconsolidated affiliates (144) (79) (92) (87) (86) (344) (65) (77) (82) (224) Adjusted EBITDA related to unconsolidated affiliates 716 156 168 179 152 655 146 163 161 470 Adjusted EBITDA from discontinued operations 223 (20) (5) - - (25) - - - - Other, net (155) (41) 15 (33) 38 (21) 17 (37) (46) (66) Adjusted EBITDA (consolidated) 7,320 2,002 2,262 2,577 2,669 9,510 2,797 2,824 2,786 8,407 Adjusted EBITDA related to unconsolidated affiliates (716) (156) (168) (179) (152) (655) (146) (163) (161) (470) Distributable Cash Flow from unconsolidated affiliates 431 104 99 109 95 407 93 107 107 307 Interest expense, net (1,958) (468) (510) (535) (544) (2,057) (590) (578) (579) (1,747) Preferred unitholders' distributions (12) (24) (41) (51) (54) (170) (53) (64) (68) (185) Current income tax (expense) benefit (39) (468) 27 (24) (7) (472) (28) 7 (2) (23) Transaction-related income taxes - 480 (10) - - 470 - - - - Maintenance capital expenditures (479) (91) (126) (156) (137) (510) (92) (170) (178) (440) Other, net 67 7 7 16 19 49 18 19 19 56 Distributable Cash Flow (consolidated) 4,614 1,386 1,540 1,757 1,889 6,572 1,999 1,982 1,924 5,905 Distributable Cash Flow attributable to Sunoco LP (100%) (449) (84) (99) (147) (115) (445) (97) (101) (133) (331) Distributions from Sunoco LP 259 41 41 41 43 166 41 41 41 123 Distributable Cash Flow attributable to USAC (100%) - - (46) (47) (55) (148) (55) (54) (55) (164) Distributions from USAC - - 31 21 21 73 21 21 24 66 Distributable Cash Flow attributable to PennTex Midstream Partners, LP (100%) (19) - - - - - - - - - Distributions from PennTex Midstream Partners, LP 8 - - - - - - - - - Distributable Cash Flow attributable to noncontrolling interests in other non-wholly-owned subsidiaries (350) (147) (181) (253) (294) (875) (251) (293) (283) (827) Distributable Cash Flow attributable to the partners of ET - pro forma for ETO and Sunoco Logistics mergers 4,063 1,196 1,286 1,372 1,489 5,343 1,658 1,596 1,518 4,772 Transaction-related adjustments 57 (1) 14 12 27 52 (2) 5 3 6 Distributable Cash Flow attributable to the partners of ET, as adjusted - pro forma for ETO and Sunoco Logistics mergers $ 4,120 $ 1,195 $ 1,300 $ 1,384 $ 1,516 $ 5,395 $ 1,656 $ 1,601 $ 1,521 $ 4,778 Notes The closing of the ETO Merger has impacted the Partnership’s calculation of Distributable Cash Flow attributable to partners, as well as the number of ET Common Units outstanding and the amount of distributions to be paid to partners. In order to provide information on a comparable basis for pre-ETO Merger and post-ETO Merger periods, the Partnership has included certain pro forma information. Pro forma Distributable Cash Flow attributable to partners reflects the following ETO Merger related impacts: • ETO is reflected as a wholly-owned subsidiary and pro forma Distributable Cash Flow attributable to partners reflects ETO’s consolidated Distributable Cash Flow (less certain other adjustments, as follows). • Distributions from Sunoco LP and USAC include distributions to both ET and ETO. • Distributions from PennTex are separately included in Distributable Cash Flow attributable to partners. • Distributable Cash Flow attributable to noncontrolling interest in our other non-wholly-owned subsidiaries is subtracted from consolidated Distributable Cash Flow to calculate Distributable Cash Flow attributable to partners. Pro forma distributions to partners include actual distributions to legacy ET partners, as well as pro forma distributions to legacy ETO partners. Pro forma distributions to ETO partners are calculated assuming (i) historical ETO common units converted under the terms of the ETO Merger and (ii) distributions on such converted common units were paid at the historical rate paid on ET Common Units. Pro forma Common Units outstanding include actual Common Units outstanding, in addition to Common Units assumed to be issued in the ETO Merger, which are based on historical ETO common units converted under the terms of the ETO Merger. For the year ended December 31, 2017, the calculation of Distributable Cash Flow and the amounts reflected for distributions to partners and common units outstanding also reflect the pro forma impacts of the Sunoco Logistics Merger as though the merger had occurred on January 1, 2017. Definitions Adjusted EBITDA, Distributable Cash Flow and distribution coverage ratio are non-GAAP financial measures used by industry analysts, investors, lenders and rating agencies to assess the financial performance and the operating results of ET's fundamental business activities and should not be considered in isolation or as a substitute for net income, income from operations, cash flows from operating activities, or other GAAP measures. There are material limitations to using measures such as Adjusted EBITDA, Distributable Cash Flow and distribution coverage ratio, including the difficulty associated with using either as the sole measure to compare the results of one company to another, and the inability to analyze certain significant items that directly affect a company’s net income or loss or cash flows. In addition, our calculations of Adjusted EBITDA, Distributable Cash Flow and distribution coverage ratio may not be consistent with similarly titled measures of other companies and should be viewed in conjunction with measurements that are computed in accordance with GAAP, such as segment margin, operating income, net income and cash flow from operating activities. We define Adjusted EBITDA as total partnership earnings before interest, taxes, depreciation, depletion, amortization and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, inventory valuation adjustments, non-cash impairment charges, losses on extinguishments of debt and other non-operating income or expense items. Adjusted EBITDA reflects amounts for less than wholly-owned subsidiaries based on 100% of the subsidiaries’ results of operations. Adjusted EBITDA reflects amounts for unconsolidated affiliates based on the same recognition and measurement methods used to record equity in earnings of unconsolidated affiliates. Adjusted EBITDA related to unconsolidated affiliates excludes the same items with respect to the unconsolidated affiliate as those excluded from the calculation of Adjusted EBITDA, such as interest, taxes, depreciation, depletion, amortization and other non-cash items. Although these amounts are excluded from Adjusted EBITDA related to unconsolidated affiliates, such exclusion should not be understood to imply that we have control over the operations and resulting revenues and expenses of such affiliates. We do not control our unconsolidated affiliates; therefore, we do not control the earnings or cash flows of such affiliates. Distributable Cash Flow is used by management to evaluate our overall performance. Our partnership agreement requires us to distribute all available cash, and Distributable Cash Flow is calculated to evaluate our ability to fund distributions through cash generated by our operations. We define Distributable Cash Flow as net income, adjusted for certain non-cash items, less distributions to preferred unitholders and maintenance capital expenditures. Non-cash items include depreciation, depletion and amortization, non-cash compensation expense, amortization included in interest expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, inventory valuation adjustments, non-cash impairment charges, losses on extinguishments of debt and deferred income taxes. For unconsolidated affiliates, Distributable Cash Flow reflects the Partnership’s proportionate share of the investee’s distributable cash flow. On a consolidated basis, Distributable Cash Flow includes 100% of the Distributable Cash Flow of ET's consolidated subsidiaries. However, to the extent that noncontrolling interests exist among the Partnership’s subsidiaries, the Distributable Cash Flow generated by our subsidiaries may not be available to be distributed to our partners. In order to reflect the cash flows available for distributions to the partners of ET, the Partnership has reported Distributable Cash Flow attributable to the partners of ET, which is calculated by adjusting Distributable Cash Flow (consolidated), as follows: • For subsidiaries with publicly traded equity interests, other than ETO, Distributable Cash Flow (consolidated) includes 100% of Distributable Cash Flow attributable to such subsidiary, and Distributable Cash Flow attributable to the our partners includes distributions to be received by the parent company with respect to the periods presented. • For consolidated joint ventures or similar entities, where the noncontrolling interest is not publicly traded, Distributable Cash Flow (consolidated) includes 100% of Distributable Cash Flow attributable to such subsidiaries, but Distributable Cash Flow attributable to the partners reflects only the amount of Distributable Cash Flow of such subsidiaries that is attributable to our ownership interest. For Distributable Cash Flow attributable to partners, as adjusted, certain transaction-related and non-recurring expenses that are included in net income are excluded. 29 Distribution coverage ratio for the three months ended September 30, 2019 is calculated as Distributable Cash Flow attributable to partners, as adjusted, divided by distributions expected to be paid to the partners of ET in respect of the third quarter of 2019, which expected distributions total $809 million.